Filed by Relativity Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Instinct Bio Technical Company Inc.

Commission File No. 333-290120-01
Date: September 15, 2025

Relativity Acquisition Corp. Announces the Public Filing of a Registration Statement on Form F-4 for Instinct Bio Technical Company Inc.

Las Vegas, NV, Tokyo, Japan, Sept. 15, 2025 (GLOBE NEWSWIRE) -- Relativity Acquisition Corp. (“Relativity”) today announced that on September 8, 2025, Instinct Bio Technical Company Inc. (“Instinct Bio”) publicly filed with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 (the “Form F-4”) in connection with Relativity’s previously announced proposed business combination (the “Business Combination”) with Instinct Brothers Co., Ltd. (“Instinct Brothers”), a vertically integrated stem cell skincare and wellness  company headquartered in Tokyo, Japan. The Form F-4, which includes a preliminary proxy statement/prospectus, provides detailed information regarding the proposed Business Combination and the related shareholder vote, and is available on the SEC’s website at www.sec.gov. Upon closing the Business Combination, the combined company will operate under the name Instinct Bio Technical Company Holdings Inc.  and intends to list on the NASDAQ Stock Exchange under the ticker symbol ‘BIOT’.

About Instinct Brothers

Instinct Brothers is a vertically integrated Japanese company specializing in stem cell skincare and wellness products, encompassing research and development, manufacturing, distribution, retail, and clinical applications.  Founded in 2011, with its focus on stem cell skincare and wellness products beginning in 2017, Instinct Brothers is led by industry expert Tomoki Nagano, Chairman and Group Chief Executive Officer,  with a vision to drive innovation in regenerative medicine. The mission of Instinct Brothers is to advance stem cell science, enhance patient outcomes, and pioneer the next generation of stem cell-based therapies.

About Relativity Acquisition Corp.

Relativity Acquisition Corp. is a blank check company sponsored by Relativity Acquisition Sponsor LLC, a Delaware limited liability company, formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses.

Additional Information and Where to Find It

In connection with the Business Combination, Relativity Holdings Inc. and Instinct Bio have filed a registration statement on Form F-4 (the “Form F-4”) with the United States Securities and Exchange Commission ( the “SEC”), which includes a preliminary prospectus with respect to its securities to be issued in connection with the Business Combination and a preliminary proxy statement with regard to Relativity’s stockholder meeting at which Relativity’s stockholders will be asked to vote on the Business Combination. Relativity’s investors, stockholders and other interested persons are advised to read the Form F-4, including the proxy statement/prospectus, any amendments thereto and any other documents filed with the SEC, because these documents will contain important information about the proposed Business Combination. After the Form F-4 has been declared effective, Relativity will mail the definitive proxy statement/prospectus to stockholders of Relativity as of a record date to be established for voting on the business combination. Relativity stockholders will also be able to obtain a copy of such documents, without charge, by directing a request to: Relativity Acquisition Corp., 3753 Howard Hughes Parkway, Suite 200 Las Vegas, Nevada 89169; e-mail: info@relativityacquisitions.com. These documents, once available, can also be obtained, without charge, at the SEC’s website www.sec.gov.

Participants in the Solicitation

Relativity and Instinct Bio and their respective directors and officers may be deemed participants in soliciting proxies of Relativity’s stockholders in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of the executive officers and directors of Relativity and Instinct Bio in the F-4 and other relevant materials filed with the SEC in connection with the Business Combination when they become available. Information concerning the interests of Relativity’s participants in the solicitation, which may, in some cases, be different from those of their stockholders generally, will be set forth in the Form F-4.

No Offer or Solicitation

This press release does not constitute an offer to sell or a solicitation of an offer to buy, or the solicitation of any vote or approval in any jurisdiction in connection with the proposed potential business combination among Relativity and Instinct Bio or any related transactions, nor shall there be any sale, issuance or transfer of securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful. Any offering of securities or solicitation of votes regarding the proposed transaction will be made only by means of a proxy statement/prospectus that complies with applicable rules and regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), and Securities Exchange Act of 1934, as amended, or pursuant to an exemption from the Securities Act or in a transaction not subject to the registration requirements of the Securities Act.

Forward Looking Statements

This press release may include, and oral statements made from time to time by representatives of Relativity or Instinct Brothers may include “forward-looking statements”. Statements regarding possible business combinations and the financing thereof, and related matters, as well as all other statements other than statements of historical fact included in this press release, are forward-looking statements. When used in this press release, words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions, as they relate to us or our management team, identify forward-looking statements. Such forward-looking statements are based on the beliefs of management, as well as assumptions made by, and information currently available to, management of Relativity and Instinct Brothers. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors detailed in filings with the SEC. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are qualified in their entirety by this paragraph. Forward-looking statements are subject to numerous conditions, many of which are beyond the control of Relativity or Instinct Brothers, including those set forth in the Risk Factors section of the Form F-4 and prospectus filed with the SEC. Relativity and Instinct Brothers undertake no obligation to update these statements for revisions or changes after the date of this release except as required by law.

Contact Information

Instinct Bio Technical Co., Ltd.

Email: ir@instinct-biot.com

Website: https://instinct-bro.com/

Relativity Acquisition Corp.

Email: info@relativityacquisitions.com

Website: www.relativityacquisitions.com